SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                   ROCKY MOUNTAIN FINANCIAL ENTERPRISES, INC.
        ----------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.001 par value per share
        -----------------------------------------------------------------
                        (Title of Class of Securities)

                                    774689103
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                                 (CUSIP Number)

                                   Chris Meaux
                              402 N. Carroll Avenue
                                   Suite #110
                             Southlake, Texas 76092
                                 (817) 410-3780
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 14, 2000
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 774689103
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Comercis, Inc.

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [X]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        Comercis, Inc.       17,862,376
                       ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               Comercis, Inc.       17,862,376
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Comercis, Inc.          17,862,376
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Comercis, Inc.          90.5%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 774689103

                                  SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER

         Common Stock, $.001 par value per share

         Rocky Mountain Financial Enterprises, Inc.
         7609 Ralston Road
         Arvada, Colorado  80002


ITEM 2. IDENTITY AND BACKGROUND

     (a) Comercis, Inc. is a Delaware corporation

     (b) The Officers and Directors of Comercis, Inc. are:

          Chris Meaux                       President, CEO & Director
          Robert W. Gallagher               Executive V.P., Secretary & Director
          Robert Bintliff                   CFO & Treasurer
          Julius Meaux                      Vice President
          Kenneth F. Reimer                 Director
          August J. Rantz, III              Director
          Randall P. Stern                  Director


     (c) The principal shareholders of Comercis, Inc.  at December 1, 2000 are:


                    NAME                     %         AMOUNT OF SHARES
               ---------------------------------------------------------
               Chris Meaux                   22%       4,193,153

               Robert W. Gallagher           19%       3,644,438

               Dan Hodges                    13%       2,527,132

               August J. Rantz III           9%        1,713,589

               Patrick Dane                  6%        1,166,130

CUSIP No. 774689103

     (d) No person or trust reporting hereunder was, during the last five years, was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No person or trust reporting hereunder was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Entity is a Delaware corporation and all Officers and Directors are citizens of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The reporting entity hereunder acquired the shares of Rocky Mountain Financial Enterprises, Inc. with corporate funds.

ITEM 4. PURPOSE OF TRANSACTION

     The entity reporting hereunder purchased 17,862,376 shares of the Issuer for purposes of completing a merger of Comercis, Inc. and Rocky Mountain Financial Enterprises, Inc. (which merger was completed December 14, 2000) and may decide to increase or decrease their position in the Issuer.

     Reporting Entity hereunder has plans or proposals which may result or would result in:

     (a) Reporting person will seek private placement of securities of the issuer, for investment capital.

     (b) Reporting person intended to and did consummate a share exchange whereby Comercis, Inc. shareholders exchanged 100% of their shares for approximately 17,862,376 shares of issuers shares in a share exchange. After the Share Exchange, issuer owned 100% of the issued and outstanding shares of Comercis, Inc. and completed a statutory merger of Rocky Mountain Financial Enterprises, Inc. and Comercis, Inc. on December 14, 2000;

     (c) There is no plan for a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) A change in the present Board of Directors or management of the Issuer was planned and made pursuant to Section 14f of Notice to Shareholders and new directors are appointed as follows:

          Chris Meaux                       President, CEO & Director
          Robert W. Gallagher               Executive V.P., Secretary & Director
          Robert Bintliff                   CFO & Treasurer
          Julius Meaux                      Vice President
          Kenneth F. Reimer                 Director
          August J. Rantz, III              Director
          Randall P. Stern                  Director

including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

CUSIP No. 774689103

     (e) No material change in the present capitalization or dividend policy of the Issuer is planned;

     (f) No other material change in the Issuer's business or corporate structure after merger with Comercis, Inc.;

     (g)  No  changes  in  the  Issuer's   charter,   by-laws,   or  instruments
corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person are planned;

     (h) There are no plans to cause a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) There are no plans to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) There are no plans to cause any other action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)(b) Comercis, Inc. owns 17,862,376 common shares of Issuer. Such shares will be retired after the share exchange in which the shareholders of Comercis, Inc. planned to exchange 100% of the issued and outstanding shares of Comercis, Inc. for 17,273,412 shares of Issuer, with the result that Comercis former shareholders will own in excess of 90% collectively of issuers shares.

     Those shareholders who will own more than 5% of the outstanding shares of Issuer post merger are:

                    NAME                     %         AMOUNT OF SHARES
               ----------------------------------------------------------
               Chris Meaux                   22%            4,193,153
               402 N. Carroll Ave.
               Suite #110
               Southlake, TX  76092

               Robert W. Gallagher           19%            3,644,438
               402 N. Carroll Ave.
               Suite #110
               Southlake, TX  76092

               Dan Hodges                    13%            2,527,132
               202 27th Street
               Roanoke, VA  24014

               August J. Rantz III           9%             1,713,589
               101 La Rue France
               Lafayette, LA  70508

               Patrick Dane                  6%             1,166,130
               350 Whitebridge Rd.
               Hampstead, NC  28443

CUSIP No. 774689103

     (c) Except with respect to the acquisition of shares and merger referred to in Item 3 above, there have been no other transactions in the Issuer's securities effected by any person or trust reporting hereunder during the preceding 60 days, and except that Randall P. Stern, director, acquired 100,000 shares of Issuer in a private sale.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Comercis, Inc., a Delaware corporation, subscribed for and purchased 17,862,376 shares of common stock constituting 90% of the issued and outstanding common stock of the Company in October 2000. After a Share Exchange in which 100% of Comercis, Inc. shares are acquired by Issuer in exchange for shares of Issuer, Comercis, Inc. will be merged into Rocky Mountain Financial Enterprises, Inc. The subscription was for $200,000 in cash and $105,000 in notes payable. The cash was paid and the notes delivered in October 2000.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     10.1      Agreement
     10.2      Agreement and Plan of Merger

CUSIP No. 774689103


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information as set forth in this statement is true, complete and correct.


Dated: February 7, 2001                           Comercis, Inc.


                                                  by:/s/Chris Meaux
                                                       President








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